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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       Westinghouse Electric Corporation
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                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                     960402
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                                (CUSIP Number)


                               Michael T. Sweeney
                           Assistant General Counsel
                       Westinghouse Electric Corporation,
                             Westinghouse Building
                               11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 642-3343
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 16, 1997
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

  CUSIP No. 960402
            ---------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPIC CORPORATION 25-1350122

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [  ]
                                                              (b)   [  ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         00 (See Amended Item 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                              [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in Delaware

                          7    SOLE VOTING POWER

                               25,000,656 (see Amended Item 5)
  NUMBER OF
   SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                    0
EACH REPORTING
 PERSON WITH              9    SOLE DISPOSITIVE POWER

                               25,000,656 (see Amended Item 5)

                         10    SHARED DISPOSITIVE POWER

                               0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,000,656

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 4.1% (based on the number of shares outstanding as of December 31, 1996)

  14     TYPE OF REPORTING PERSON*

         CO

                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     The Schedule 13D filed on January 15, 1996 by WPIC Corporation ("WPIC"), as amended, is hereby further amended by this Amendment No. 4 as follows:

 1. Item 4 is amended to report the sale of 2,371,222 shares of Westinghouse Electric Corporation ("Westinghouse") common stock ("Common Stock") owned by the Executive Deferred Compensation Trust ("Deferred Trust"). The purpose of the sale was to meet certain payment obligations of the Deferred Trust.

     WPIC was the beneficial owner of the Common Stock sold by the Deferred
     Trust.

2. Item 5 is amended to report that effective January 16, 1997, WPIC beneficially owned an aggregate of 25,000,656 shares of Common Stock. Based on the 607,952,362 shares of Common Stock outstanding as of December 31, 1996, WPIC was the beneficial owner of approximately 4.1% of the outstanding shares of Common Stock.

     Except as described in numbered paragraph 1 above, no transactions in shares of Common Stock have been effected by WPIC, since its last Schedule 13D Filing, or, to the best of WPIC's knowledge, any person identified in
     Schedule I hereto.

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     WPIC has the sole power to dispose of and vote 25,000,656 shares of Common
     Stock.

     The persons identified in Schedule I have the sole power to direct the disposition of and vote the shares of Common Stock beneficially owned by them as set forth herein above.

3. Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 4, remains unchanged.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

                                            WPIC CORPORATION

Dated: January 17, 1997                     By: /s/ JULIE FORSYTHE
                                               --------------------------
                                            Name: Julie Forsythe
                                            Title: Vice President and
                                                   Assistant Treasurer